AIP mULTI-STRATEGY FUND A

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428

VIA EDGAR

April 26, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:      Jay Williamson

Re:	AIP Multi-Strategy Fund A
Post-Effective Amendment No. 2 to the Registration Statement on Form N-2
SEC File Nos. 333-223056; 811-22192

Dear Mr. Williamson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AIP Multi-Strategy Fund A (the “Registrant”) hereby requests that the effective date of Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Time, on April 29, 2019, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Jeremy Senderowicz of Dechert LLP, legal counsel to the Registrant, at 212-641-5669.

Very truly yours,

AIP Multi-Strategy fund a

By:	/s/ Allan Fajardo
Name:	Allan Fajardo
Title:	Assistant Secretary

Morgan Stanley Distribution, Inc.

522 Fifth Avenue

New York, New York 10036

VIA EDGAR

April 26, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:     Jay Williamson

Re:	AIP Multi-Strategy Fund A
Post-Effective Amendment No. 2 to the Registration Statement on Form N-2
SEC File Nos. 333-223056; 811-22192

Dear Mr. Williamson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Morgan Stanley Distribution, Inc., in its capacity as distributor of AIP Multi-Strategy Fund A (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the “Registration Statement”) so that such Registration Statement may be declared effective at 10:00 a.m., Eastern Time, on April 29, 2019, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

Morgan Stanley Distribution, Inc.

By:	/s/ Matthew Graver
Name:	Matthew Graver
Title:	Managing Director